SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

January 19, 2006

MARCONI CORPORATION PLC
(Exact name of Registrant as specified in its Charter)

New Century Park
PO Box 53
Coventry
CV3 1HJ
(Address of Registered Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

INCORPORATION BY REFERENCE

This report on Form 6-K shall be incorporated by reference in the Registration Statement on Form F-3 (Registration No. 333-117681) as amended, filed by Marconi Corporation plc under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by Marconi Corporation plc under the Securities Act of 1933 or the Securities Exchange Act of 1934.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

In order to utilize the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (the “Reform Act”), Marconi Corporation plc ( the “Company”) is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute “forward-looking statements” within the meaning of the Reform Act. The words “believe”, “anticipate”, “expect”, “intend”, “estimate”, “plan”, “assume”, “positioned”, “will”, “may”, “risk” and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the “Group”), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company’s Registration Statement on Form F-3 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company’s judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

MARCONI CORPORATION PLC
(incorporated and registered in England and Wales under number 67307)
DISPOSAL OF MARCONI’S TELECOMMUNICATIONS EQUIPMENT AND
INTERNATIONAL SERVICES BUSINESSES AND RELATED MATTERS, AND
RESULTS OF EXTRAORDINARY GENERAL MEETING

At an Extraordinary General Meeting on 21 December 2005 in London, the Shareholders of the Marconi Corporation plc approved the sale of the majority of Marconi’s telecommunications equipment and international services businesses to Ericsson for approximately £1,200 million. The Board of Directors has previously announced its intention to return approximately £577 million to Shareholders in the first quarter of 2006 in connection with the disposal of assets. At the EGM, the Shareholders also approved the following resolutions proposed by the Board:

  To consolidate the Company’s ordinary share capital

  To change the name of Marconi Corporation plc to telent plc

  To amend the Company’s Articles of Association to give the Directors the power to require the transfer of shares held by US persons to non-US persons and to include arbitration, exclusive jurisdiction and English governing law provisions

  To authorize the Company to make market purchases of its New Ordinary Shares

  To change the rules of the Company share plans

This document provides you with details of the proposals approved by the Shareholders and related background and ancillary information.

RISK FACTORS

This Part addresses risks associated with the exercise of Warrants by Warrantholders in the United States and risks to which the Continuing Group is exposed, which could materially affect the business, results of operations, cash flow, financial condition, turnover, profits, assets, liquidity and capital resources of the Continuing Group.

A	RISKS ASSOCIATED WITH THE EXERCISE OF WARRANTS BY WARRANTHOLDERS IN THE UNITED STATES

The Company has terminated its NASDAQ listing and ADR program, and intends to terminate its Warrant Registration Statement. Consequently, there is no public market for the ADRs or ordinary shares in the United States. Exercising Warrantholders may also be subject to the forced sale by the Company of the Ordinary Shares they receive on exercise.

Warrantholders should be aware that the Company has terminated its ADR program and its listing on NASDAQ. As a consequence of these steps, no new American Depositary Receipts are being issued on behalf of the Company and US Warrantholders who exercise their Warrants will receive shares for which there is no public market in the United States. Furthermore, Warrantholders who exercise their Warrants may be subject to forced disposal of their shares as part of the Company's efforts to terminate its registration with the SEC pursuant to the Securities Exchange Act. Pursuant to powers approved by the Shareholders at the EGM, the Directors can require US Shareholders to dispose of their shares to non-US persons. If necessary, the Directors can sell such shares on a Shareholder’s behalf. The manner, timing and terms of such sales will be determined in the Directors' reasonable discretion. There can be no assurance that a US Shareholder will receive proceeds from any such sale equal to what such Shareholder would have received had such shares been sold at such Shareholder's own direction. See below under the caption “Background to and Reasons for De-Listing from NASDAQ, Terminating the Company’s ADR Program, Removing from Registration the Ordinary Shares Registered under the Warrant Registration Statement and De-Registering from the SEC.”

In addition, the Company also intends to terminate its Warrant Registration Statement around by the end of March 2006. This will mean that Warrantholders in the United States will not be able to exercise their Warrants in exchange for Ordinary Shares although such Warrantholders will continue to be able to sell their Warrants outside the United States.

B	RISKS ASSOCIATED WITH THE CONTINUING GROUP

Increased restructuring costs could adversely affect the results and the cash flow of the Continuing Group.

The Continuing Group’s current business plan is dependent on a successful restructuring of certain elements of the organization. This restructuring will take time and may be more expensive than is currently envisaged, be delayed, or not occur at all thereby affecting the results and cash flow of the Continuing Group.

Unplanned loss of employees could result in additional costs being incurred.

The Continuing Group retains a highly skilled workforce with an accumulated knowledge of UK fixed and mobile telecommunications networks.

Any unplanned loss of employees may result in additional costs being incurred to replace such employees, or train other employees to the same level.

A slowdown in the demand from the Continuing Group’s end customers could result in cashflow difficulties amongst its supplier base.

The services business employs a number of small sub-contractors to deliver work to the end customer.

These small sub-contractors are highly reliant on a steady stream of work to deliver the cash required to keep their businesses running. A slowdown in the demand from the Continuing Group’s end customers could result in cashflow difficulties amongst its supplier base.

Instability or consolidation amongst the Continuing Group’s sub-contractors could have a consequence for the Continuing Group and result in higher costs being incurred.

The Continuing Group remains highly exposed to the UK market, with approximately 89% of its business accounted for by UK customers.

Any economic factors which cause a general economic slowdown in the UK could have an impact on the Continuing Group’s revenues and profitability.

The strategy for the Continuing Group envisages a movement towards businesses such as network transformation and systems integration.

These markets may not develop as quickly as expected and there may be an impact on the increased profitability that the Continuing Group can deliver through participation in these markets.

A relatively small number of customers account for a large proportion of the Continuing Group’s business. The loss of one of these customers or reduced spending by one of these customers or the Continuing Group’s inability to obtain new customers would result in lower sales and could have a material adverse effect on its business, operating results and financial condition.

Because of this concentration, adverse changes that affect only a small number of customers or customer relationships could have a significant adverse effect on the Continuing Group’s results.

Reductions or delays in or cancellations of orders from one or more of the Continuing Group’s significant customers or the loss of one or more significant customers in any period could have an adverse effect on its revenues, profitability and cash flow.

BT remains the single largest customer in the telecommunications services market in the UK.

While the Continuing Group retains a good relationship with BT, any changes to BT’s business may have consequences for the overall revenue stream of the telecommunications services business.

Consolidation in the services industry could result in increased competitive pressure.

Consolidation among the Continuing Group’s peers in the industry could result in increased competitive pressure in winning business. This could lead to competitors of the Continuing Group gaining increased efficiencies of scale, greater market share and stronger financial resources thereby threatening the Continuing Group’s competitive position.

Funding of the UK Pension Plan may fluctuate.

telent plc will serve as the ongoing covenant for the UK Pension Plan. The UK Pension Plan and its associated assets and liabilities will be large compared to the net assets of the Company. The UK Pension Plan has approximately 66,000 members and liabilities with a net present value of £2,714 million on an unaudited IAS 19 basis as at 30 September 2005. However, this is based on a number of actuarial assumptions which can change over time and therefore the percentage level of funding on an IAS 19 basis can fluctuate.

The Continuing Group is subject to environmental and health and safety laws, which could be costly and could impact its future operations.

The Continuing Group’s operations are subject to a wide range of environmental and health and safety laws, including laws relating to the use, disposal, clean up of, and human exposure to, hazardous substances. A significant part of the Continuing Group’s business will involve work in the transportation sector, particularly on the UK railway network. This work involves a risk of liability in the event of an accident which may be attributed directly or indirectly to the Continuing Group. Although the Board believes that the Continuing Group’s reserves are adequate to cover any contingent operational liabilities and any contingent environmental liabilities, factors such as the discovery of additional contaminants, the extent of remediation and compliance expenses, and the imposition of additional clean up obligations and the acquisition of new sites could cause its capital expenditure and other expenses relating to the remediation activities to exceed the amount reflected in the Continuing Group’s environmental reserve and adversely affect the Continuing Group’s results of operations or cash flows.

The estimated legacy contingent liabilities could prove greater than predicted, causing the Continuing Group to suffer greater cash outflows to meet those liabilities than those currently anticipated.

The Continuing Group includes approximately 200 subsidiaries, many of which traded between 1900 and 1990 but have not traded in recent years. Many of these subsidiaries have contingent legacy liabilities, for example, in relation to industrial injury claims for matters such as asbestosis, pleural plaques and mesothelioma. Notwithstanding the existence of previous provisions, the settlement of claims in relation to these matters by subsidiaries of the Continuing Group may have an adverse impact on the Continuing Group’s business operations and financial results. Other areas of contingent legacy liability may arise from environmental claims, litigation, customer warranty claims, pension and benefit obligations, health and safety obligations and intellectual property infringement claims.

Marconi has sold a large number of companies and businesses in recent years and may suffer warranty and indemnity claims under the terms of those sales. If such claims are made and are successful this may have an adverse impact on the Continuing Group’s business and financial results.

PRINCIPAL TERMS OF THE DISPOSAL

The Memorandum of Agreement was entered into on 25 October 2005. Pursuant to the Memorandum of Agreement, Ericsson will pay approximately £1,200 million to Marconi in cash. The Memorandum of Agreement provides for share purchase agreements and asset purchase agreements being entered into to effect the envisaged transactions in each of the relevant jurisdictions. Pursuant to the terms of the Memorandum of Agreement, various subsidiaries of Marconi have entered into share purchase agreements and asset purchase agreements with various subsidiaries of Ericsson. The consideration may be adjusted, either upwards or downwards in accordance with a completion accounts mechanism, on a case by case basis following a review of the final balance sheets from which the consideration is to be calculated for each of the businesses and companies which are to be sold pursuant to the transactions.

Completion of the Disposal is subject to certain conditions as set forth in this document. Where, despite the reasonable endeavors of both Marconi and Ericsson, these conditions are not satisfied by 31 March 2006, all provisions of the Memorandum of Agreement will lapse and cease to have effect. Those rights and liabilities accrued before termination will continue to subsist.

USE OF PROCEEDS

The cash proceeds from the Disposal will amount to approximately £1,200 million before any closing adjustments that may arise from the completion accounts mechanism. The cash proceeds, together with the Net Cash as at 31 December 2005 (which, as at 30 September 2005, amounted to £275 million) are intended to be utilised as follows:

Return of Cash to Shareholders
  Approximately £577 million will be returned to Shareholders. The Return of Cash is expected to occur in the first quarter of 2006. The precise amount and timing (including the record date for the dividend) of the Return of Cash will be announced after Completion.
Cash in respect of the UK Pension Plan
  £185 million will be contributed to the UK Pension Plan by way of a cash injection. This is sufficient to eliminate the deficit in the UK Pension Plan, as shown by the latest draft triennial valuation, on both an FRS 17 accounting basis and the UK Pension Plan’s ongoing funding basis.

  £490 million will be put in an escrow arrangement for the potential benefit of the UK Pension Plan.
Cash in respect of restructuring and tax costs
  £100 million will be retained for restructuring costs, transaction fees and tax costs including the winding down of the legacy product businesses, the reduction in size of telent’s existing corporate functions and taxation to be incurred by Marconi in connection with the Disposal.

Cash in respect of telent

  Approximately £123 million (based on the Net Cash as at 30 September 2005) will be retained for ongoing working capital requirements (including potential cash settlement of provisions retained by telent). In addition the retained cash will cover legacy contingent liabilities associated with the Marconi business, including:

—	£20 million of cash to be held in escrow for the protection of those creditors who were excluded from the Restructuring; and

—	contingent liabilities retained by telent and associated with litigation and obligations under guarantees given in respect of cash collieries performance bonds.

After Completion, it is intended that an existing Shareholder will receive 275 pence in cash per Ordinary Share and will retain a shareholding in telent.

Return of Cash

The Board is expecting to proceed with returning cash to Shareholders by way of a special dividend. The Return of Cash is expected to take place in the first quarter of 2006. The Board intends that the Return of Cash will be 275 pence per Ordinary Share which is broadly equivalent to the Marconi share price as at 5 August 2005, the last Business Day before Marconi confirmed it was in discussions with third parties about potential business combinations. The precise timing and the amount of the Return of Cash will be announced after Completion. At this time other relevant information will also be announced, including the record date for the Return of Cash and Share Consolidation and the date on which dealings in the New Ordinary Shares are expected to commence.

The Return of Cash, which was approved by the Shareholders at the Extraordinary General Meeting, is conditional on the Master Closing taking place. The Company reserves the right not to implement the Return of Cash or to reduce the intended amount to be returned to Shareholders if circumstances change such that, in the opinion of the Board, the Return of Cash, or the intended amount to be returned to Shareholders, is no longer in the best interests of the Company.

Share Consolidation

The total amount of the Return of Cash is equivalent to approximately 71% of the market capitalization of Marconi at the close of business on 24 November 2005, the last practicable trading date prior to the date of posting of the shareholder circular dated 25 November 2005. The effect of the Share Consolidation will be to reduce the number of Ordinary Shares in issue by approximately the same percentage. The purpose of the Share Consolidation, amongst other things, is to ensure that (subject to normal market movements) the market price of each New Ordinary Share is approximately the same as the market price of each Existing Ordinary Share (thereby allowing comparability in earnings per share and share prices with prior financial periods).

The New Ordinary Shares will have the same rights, including voting and dividend rights as the Existing Ordinary Shares.

The Shareholders approved a proposal by the Board at the Extraordinary General Meeting whereby every seven of the issued and unissued Ordinary Shares in Marconi with a nominal value of 25 pence each will be consolidated into two New Ordinary Shares in Marconi with a nominal value of 87.5 pence each.

The Share Consolidation is conditional on the Return of Cash being implemented and on the New Ordinary Shares being admitted to the Official List by the UK Listing Authority and being admitted to trading by the London Stock Exchange.

Market Purchases Authority

At the Extraordinary General Meeting the Shareholders approved a proposal to give the Company the authority to purchase up to a maximum of 6 million New Ordinary Shares in the market, representing just under 10% of the anticipated issued ordinary share capital of the Company at Listing. The price paid for any shares purchased will not be less than the nominal value of 87.5 pence per share nor more than 5% above the average of the middle market quotation of the shares as derived from the London Stock Exchange’s Daily Official List for the five Business Days preceding the day on which the shares are purchased. This authority will be effective until next year’s annual general meeting or, if earlier, 31 December 2006. It is the present intention of the Directors to seek a similar authority annually.

The Directors have no current intention of using this authority but feel that the granting of this authority provides for greater flexibility in the management of the Company’s share capital. The Directors will only use the authority if they are satisfied that the purchase will lead to an increase in the earnings per share of the ordinary share capital in issue after the purchase, and, accordingly, that the purchase is in the best interests of Shareholders generally.

If the Directors use this authority, they may consider holding any New Ordinary Shares purchased in treasury, in accordance with the provisions of the UK Companies Act 1985, as amended (the “Companies Act”), rather than cancelling them. Shares held in treasury may subsequently be sold for cash, cancelled or used to satisfy share options or share awards under share incentive schemes. Once held in treasury, the Company is not entitled to exercise any rights, including the rights to attend and vote at meetings, in respect of those shares. No dividend or other distribution of the Company’s assets may be made to the Company in respect of treasury shares.

The total number of options to subscribe for Ordinary Shares outstanding on 23 November 2005 (the latest practicable date prior to the publication of the shareholder circular dated 25 November 2005) was 15,981,642, and the total number of outstanding Warrants on that date was 49,617,791. The proportion of issued share capital that they represented at that time was around 12.33% and the proportion of issued share capital that they would represent if the full authority to purchase New Ordinary Shares is used would be around 13.70% .

The authority to purchase New Ordinary Shares in the market is conditional on the Share Consolidation taking place and on admission of the New Ordinary Shares to the Official list of the UK Listing Authority and to trading on the London Stock Exchange.

FURTHER INFORMATION ON THE DISPOSAL

Under the terms of the Disposal, Ericsson will acquire:

  The Marconi trademark, other trade names and other intellectual property rights related to the Disposed Business

  Marconi’s Optical Networks business

  The majority of Marconi’s Access Networks business

  Marconi’s Data Networks equipment and services business based predominantly in North America

  Marconi’s international services businesses including its non-UK Telecommunications Services (IC&M) activities, its Value Added Services (VAS) activities in the Middle East and its Wireless Software Services business

Ericsson will pay approximately £1,200 million to Marconi in cash for the Disposed Business, subject to certain closing adjustments. The purchase price represents a multiple of approximately 1.3 times revenues for the Disposed Business for the financial year ended 31 March 2005. In addition, Marconi will retain the Net Cash as at 31 December 2005 (which, as at 30 September 2005, amounted to £275 million). Marconi’s Shareholders will also continue to own 100% of the equity of telent.

Immediately after Master Closing, Marconi will be renamed telent plc to reflect its new focus as a strong services provider to telecommunications and enterprise customers. telent will be Ericsson’s preferred services partner in the UK and will retain its listing on the London Stock Exchange. telent will retain:

  The UK Telecommunications Services business (IC&M)

  The UK and German Value Added Services (VAS) businesses

  The System X product support business along with the payphones business

INFORMATION ON THE DISPOSED BUSINESS

Optical and Access Networks Businesses

The Optical Networks business sells a comprehensive range of Synchronous Digital Hierarchy (SDH) and, Dense Wave Division Multiplexing (DWDM) optical transmission equipment products. SDH and DWDM are technologies used by communications services providers to transmit voice, data and video traffic over fiber optic communications networks. Marconi’s Optical Networks business also includes its network management system, ServiceOn, which manages transmission equipment.

Marconi was a pioneer of SDH technology following its introduction in the early 1990s and has refreshed its portfolio to introduce many next-generation products. Marconi is a leading supplier of SDH transmission equipment within Europe. Major customers include Belgacom, British Telecom, Energis, KPN and Telecom Italia. These products are also sold to customers in the Asia Pacific and Central and Latin America regions.

DWDM is a relatively new transmission technology that allows the capacity of installed optical fiber to be increased substantially. Marconi has a strong history of technology leadership in DWDM and has built networks for customers such as Telstra and Vodafone. Combined with the fact that Marconi’s DWDM equipment is complementary to its SDH equipment, Marconi has been successful in selling DWDM products to its existing SDH customer base as well as winning significant new customers such as Deutsche Telekom and Telefonica.

The Marconi Access Networks business included in the Disposal is comprised of three main product areas: Fixed Wireless Access products, Access products and its next-generation switching product (Impact SoftSwitch).

Marconi’s Fixed Wireless products are mainly sold to mobile operators in Germany. The portfolio of products includes point-to-point and point-to-multipoint solutions for long- and short-haul SDH transmission and broadband wireless.

Marconi’s Access products include the next-generation Access Hub as well as network management and legacy Access products. The Access Hub product is typically located within a network operator’s local exchange on one end of the subscriber loop providing broadband internet/Digital Subscriber Line (DSL) data and voice services. Since the launch of this product in 2003, Marconi has sold this product into major customers such as British Telecom, Bulldog, Fastweb, Telecom Italia and Telkom South Africa. The legacy access products to be disposed of include narrowband access products such as the DMP as well as network management. Sales of legacy Access products are primarily to customers in South Africa and Germany.

Marconi’s Impact SoftSwitch is a next-generation switching product which allows network operators to combine their traditional telephony services with broadband multimedia and high-speed data services across a single broadband packet switched network. Marconi has current deployments with Gamma Communications, Jersey Telecom and Kingston Communications in the UK, as well as with a large enterprise customer in the Middle East.

Data Networks (formerly referred to as the Broadband Routing and Switching Business)

Data Networks is a product and services business with sales predominantly in North America. Its largest customer is the US Federal Government. Its products comprise a range of multi-service switch-router devices that both establish the physical communication links between end points and determine the optimal route across a network. In the last two years, Data Networks has expanded its product portfolio with Internet Protocol (IP) router products that provide service edge routing functionality for large private networks and carrier network applications.

Data Networks also provides support services to customers of its products. These services range from routine technical support and assistance for switch-routers, to dedicated, on-site project and program support for complex network environments such as the surveillance and security systems project at Miami Airport.

Marconi’s International (Non-UK) Telecommunication Services (IC&M)

Marconi’s Installation, Commissioning and Maintenance activities can be broken down into Customer Fulfillment, Managed Services and Operational Support Systems:

Through Customer Fulfillment, Marconi provides project management, installation and commissioning, field engineering support and customer training to customers in North America, Germany and Italy.

Through Managed Services, Marconi supports the installed base of Marconi’s equipment through technical support, on-site maintenance and spares and repairs management. Managed Services also remotely monitors, manages and supports customers’ live networks. Services are provided from a global network of technical assistance centers (TACs) which offer telephone assistance to customers and stock hubs and network operation centers (NOCs).

Through Operational Support Systems, Marconi provides the software systems and systems integration services that enable operators to maximize the efficiency of their networks and the quality of the services they provide to customers.

VAS Middle East

The largest single customer in the region is a government defense organization with whom Marconi has an eight-year value-added services contract for the extension of its mobile radio network and communications backbone. In addition, Marconi currently builds or supports enterprise networks directly for large enterprise customers. It also supports customers indirectly through resellers in the region.

Wireless Software Services business

Wireless Software Services provides radio frequency consulting services to both wireless and wireline network operators. These are primarily consulting and contractual services for radio frequency cell site planning and network optimization. Wireless Software Services also develops and markets two software platforms that provide network planning and mediation capabilities to global network operators.

SELECTED FINANCIAL INFORMATION REGARDING THE DISPOSED BUSINESS

The following unaudited financial information in respect of the Disposed Business has been extracted, without material adjustment, from the consolidation schedules or underlying accounting records of Marconi used in the production of its audited consolidated accounts for the three financial years ended 31 March 2003, 31 March 2004, and 31 March 2005. Such consolidated accounts were prepared in accordance with UK GAAP and not reconciled to US GAAP. UK GAAP differs in certain respects from US GAAP.

The financial information below does not constitute statutory accounts (within the meaning of section 240 of the Companies Act) of any UK company for any of the periods presented. The consolidated accounts of Marconi for each of the three years ended 31 March 2003, 31 March 2004 and 31 March 2005 were audited by Deloitte & Touche LLP, their audit reports were unqualified and did not contain statements under section 237(2) or (3) of the Companies Act. The consolidated accounts for 2003, 2004 and 2005 have been delivered to the UK Registrar of Companies.

1.          Profit and loss accounts

The profit and loss accounts for the Disposed Business, prepared on the basis set out above and the notes below, were as follows:

Disposed Business—Profit and Loss Accounts

Year Ended 31 March	2003	2004	2005

	£ million	£ million	£ million
Turnover	1,153	922	934
Cost of sales	(851)	(641)	(600)

Gross profit	302	281	334
Selling and distribution expenses	(180)	(126)	(112)
General and administrative expenses	(68)	(67)	(51)
Research and development	(237)	(169)	(180)
Net other operating income	—	—	—
Exceptional charge to operating expenses	(136)	(56)	(8)

Share option and related payroll costs	—	(26)	(21)
Goodwill amortization	—	—	—

Operating loss (Note 1)	(319)	(163)	(38)

Notes:

(1)	Marconi operates group financing arrangements and taxes are calculated on a statutory entity basis. Therefore, it is not possible to provide a meaningful allocation of costs such as interest and tax to the Disposed Business.

2.          Statement of net assets

The combined net assets of the Disposed Business, prepared on the basis set out above and the notes below, were as follows:

Disposed Business Net Assets

As at 31 March 2005	£ million
Fixed assets
Tangible fixed assets	108
Associates	3
Investments	3

114
Current assets
Stocks and contracts in progress	137
Debtors: amounts falling due within one year	317
Cash at bank and at hand	133

587
Creditors: amounts falling due within one year	(336)

Net current assets	251

Total assets less current liabilities	365
Creditors: amounts falling due after more than one year	(28)
Provisions for liabilities and charges	(71)

Net assets before retirement benefit deficits	266
Retirement benefit scheme deficits	(130)

Net assets after retirement benefit deficits	136

3.          Subsequent events

The financial information presented may not be representative of the position which may prevail after the Disposal. Since 31 March 2005, Marconi has undertaken a series of restructuring measures that are likely to result in a reduction of operating expenses of the Disposed Business and the Continuing Group.

FURTHER INFORMATION ON THE CONTINUING GROUP

Under the Disposal, Ericsson will acquire the majority of Marconi’s telecommunications equipment and non-UK services businesses. Marconi will retain its UK services and UK and German VAS businesses. At the Extraordinary General Meeting, the Shareholders approved the change of the name of the Company to telent plc. This change is conditional on the Master Closing taking place.

The proposed ongoing business is currently focused on the provision of services in the UK and Germany both in the telecommunications operator and enterprise markets. telent will build on an existing business which leverages its accumulated knowledge of its customers’ networks, its expert field force, its scale and its reputation for quality.

telent will operate in two main areas:

(i)	the provision of services for the telecommunications operator market; and

(ii)	the provision of services to enterprise network customers, with an emphasis on the government, transportation and utilities sectors.

Activities

telent will supply a broad range of communications support services to telecommunications operators, as well as to large enterprises and government agencies for whom networks are a key enabler for their core business.

telent will service both the installed base of legacy products being retained and those products being acquired by Ericsson, as well as those of other vendors of network equipment. The ability to act as a solution and vendor agnostic sub-contractor going forward will extend telent’s current role as an experienced services supplier capable of supporting other vendors’ equipment in telecommunications and enterprise networks. telent will initially operate in two principal geographic regions: the UK and Germany.

For the financial year ended 31 March 2005, approximately 89% of telent’s revenues were derived from sales in the UK, with approximately 11% derived from sales in Germany.

telent’s UK telecommunications operator customer base includes BT, Cable & Wireless, Energis, Kingston Communications, ntl, Telewest, Thus and T-Mobile UK.

Within telent’s enterprise business, major customers include organizations and companies for which networks are mission-critical enablers for their businesses. These customers include General Dynamics, Network Rail, Tube Lines and the UK Highways Agency and Toll Collect in Germany. For the financial year ended 31 March 2005, approximately 64% of telent’s enterprise sales were to transport customers, approximately 21% to government customers with other enterprise customers making up approximately 15%.

Product offering

In the telecommunications operator market, telent’s offering to operators is in six main areas:

System X Software and Support

Providing ongoing software builds which provide additional functionality for the installed base of System X switches. Approximately 40 million telephone lines have been deployed, primarily in the UK, which utilize telent’s System X equipment. In addition the Continuing Group will provide maintenance and support services for the installed base of System X switches under a number of existing multi-year support contracts with UK operators.

Infrastructure Services

Providing re-cabling of telephone exchanges, and project management of associated civil works for fixed networks in the UK.

Customer fulfillment

Providing project management, installation and commissioning, field engineering support and customer training for fixed and mobile networks in the UK.

Managed services

Providing support and maintenance for multiple vendors’ equipment through technical support, on-site maintenance and spares & repairs management. Managed services also remotely monitors, manages and supports customers’ live networks. telent will operate technical assistance centers (TACs) and network operation centers (NOCs).

Network transformation

Providing infrastructure build, commissioning and decommissioning of network equipment, new service introduction, service migration, and network optimization and integration services.

Payphones Support

Providing spares, repairs and support services for the installed base of indoor and outdoor payphones.

In the enterprise market, telent’s offering is shaped by long-term services contracts with customers. Contracts with enterprise customers fall into the following types of activities (with turnkey solutions or ‘plan, build and operate’ contracts often covering several of the following):

Network planning, design and build

Providing expertise in network design to assess the efficiency of existing networks and the capability to design and build multi-vendor networks.

Network maintenance and support

Providing maintenance and support for complex multi-vendor networks through on-site and remote technical support and field preventative and pro-active maintenance. telent also remotely monitors, manages and supports customers’ live networks.

Outsourced operations

Providing ongoing operational support for the day-to-day running of mission-critical networks.

Growth Strategy

Vision

telent will position itself as a leading communications services business focused on the telecommunications and enterprise markets, initially in the UK and Germany. With its accumulated knowledge of fixed networks and its significant UK field force, the business is well positioned to exploit opportunities in its chosen markets.

Market positioning

There are currently no dominant competitors in the provision of services to the public telecommunications network market. Major telecommunications vendors, such as Alcatel, Cisco, Ericsson, Lucent and Siemens have recently extended their service capabilities to offer total solutions. In addition, major information technology and systems integrators, such as CSC, EDS and IBM, offer telecommunications solutions to their customers. Furthermore, independent service and support organizations such as Dimension Data and Telindus offer a broad portfolio of services. In the infrastructure services area, large civil infrastructure contractors such as Skanska and McNicholas as well as Fujitsu, have been active. In addition, major project management companies such as Bechtel as well as major equipment vendors and their sub-contractors have been undertaking more technical projects where network transformation is required. Nevertheless, the market remains immature, with operators exploring different methods for undertaking network transformation projects. Based on Marconi’s existing business with key telecommunications customers in the UK market, the opportunity exists to move up the value chain in the provision of services to customers.

In the enterprise market, competitors include companies like Initial and Serco who tend to provide a range of services such as security and building maintenance in addition to providing network services. Others such as Siemens and Thales provide services as part of systems-based businesses or as approved vendors in highly secure government environments. Marconi remains differentiated in its ability to undertake more complex and technology-focused network ‘plan, build and operate’ projects.

The principal method of competition in both these markets is through open bidding. Services may also be sold as a part of, or linked to, equipment sales.

Growth opportunities

Marconi’s transformation into a services based company is timely. BT remains the single largest customer for services in the UK telecommunications market and is set to embark on a radical transformation of its network in conjunction with its equipment vendor partners. In addition, the proposed takeover of Energis by Cable & Wireless, the proposed merger of ntl and Telewest and the unbundling of the local loop will result in a number of opportunities for network transformation services in the UK fixed network. There is ongoing work by mobile operators as they equip their networks to deliver 3G.

Marconi’s knowledge of the UK fixed and mobile network, its vendor independence, its existing relationship with key customers and its large UK-based field force are key differentiators as operators seek to cope with the needs of transforming their networks. In addition, the Board believes that operators are more focused on the development of new services to deliver customer and services growth and are increasingly willing to outsource their network support.

In the enterprise market, a concern for security and emergency services and recognition of the need for renewed infrastructure are driving new opportunities in the government and transportation sectors. In addition, major renewals and new projects to support increased road and rail congestion, as well as increased investment through private finance initiatives (PFI) provide new opportunities in the transportation sector in both the UK and Germany.

telent has a track record in both the government and transportation sectors. Its experienced, skilled and qualified employees as well as its systems and processes are combined with a deep technical competence and complemented by its vendor-independence.

Operations

telent will have two main management units: telecommunications services and enterprise services, each with its own customer facing team with differentiated experience as well as skills and qualifications suited to its market segment.

Of the 2,093 employees retained within telent, 135 will be based in the Value Added Services business in Germany, and the remaining 1,958 in the UK. telent will be reviewing its overhead structure and although no specific proposals are being made at present, it is possible that a number of overhead savings will need to be made in the legacy equipment businesses and in telent’s central functions.

The principal location and headquarters for telent will be Coventry, which will serve as the base for approximately 25% of employees. telent will also maintain smaller locations including Basildon, Chorley and London in the UK and Backnang in Germany. Given the nature of the business, over 50% of employees will continue to be field-based.

Board of Directors and Management

It is anticipated that each of the existing Directors will continue in their roles with telent. The composition therefore remains as:

J F Devaney	Chairman
M W J Parton	Chief Executive Officer
P S Binning	Chief Financial Officer
M K Atkinson	Non-executive director
K R Flaherty	Non-executive director
P C F Hickson	Non-executive director
W K Koepf	Non-executive director
D F McWilliams	Non-executive director

In addition, telent will retain two members of the current senior management team:

M E Plato	Managing Director, telent
M A Skelly	Company Secretary and Head of Legal

FURTHER INFORMATION ON THE PRINCIPAL TERMS OF THE DISPOSAL

Memorandum of Agreement

Marconi and Ericsson have entered into the Memorandum of Agreement as an overall agreement to govern the Disposal. Subject to the terms and conditions of the Memorandum of Agreement, the Group will sell to Ericsson and its subsidiaries certain of the Group’s businesses, the Group’s interests in certain joint venture companies and certain subsidiaries (but excluding any intra-group indebtedness due to or from any member of the Group) (the ‘‘Transactions’’).

The Memorandum of Agreement provides for the entering into of specific agreements necessary to effect the envisaged Transactions in each relevant jurisdiction. In the case of a sale and purchase of a business, the agreement is substantially in the form set out in the ‘‘Master Asset Purchase Agreement’’ and, in relation to a sale and purchase of shares, the agreement is substantially in the form set out in the ‘‘Master Share Purchase Agreement’’, both of which are contained in the Memorandum of Agreement.

Completion of these agreements will take place either at Master Closing or Local Closing.

Consideration

The overall consideration for the Disposal is approximately £1,200 million, which may be subject to adjustment, either upwards or downwards in accordance with the completion accounts mechanism, on a case by case basis following a review of the final balance sheets from which the consideration is to be calculated for each of the businesses and companies which are to be sold pursuant to the Transactions in accordance with the provisions of the Memorandum of Agreement.

Master Closing

Agreements to effect the transfer of businesses of the Group in Italy, Germany, the United Kingdom and the United States will be closed as soon as reasonably practicable following 31 December 2005 and are, in any case, effective from 1 January 2006 (such closing to be known as ‘‘Master Closing’’). It is expected that Master Closing will occur on or around 23 January 2006.

The following conditions to Master Closing have been satisfied:

(a) the approval of Marconi’s Shareholders;

(b) to the extent that any of the Transactions constitutes a concentration with a Community dimension for the purposes of Council Regulation (EC) No. 139/2004, the European Commission declaring, in terms satisfactory to Ericsson, that the concentration is compatible with the common market, and, in the event that any of the Transactions is referred to the competent authorities of one or more Member States, each such competent authority having taken or been deemed to have taken a decision with equivalent effect with respect to the part of such Transaction which is referred to it and the European Commission having taken or been deemed to have taken an equivalent decision with respect to any part of such Transaction not referred to a competent authority;

(c) compliance with the filing requirements and applicable waiting periods under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 and related regulations;

(d) the unconditional approval of the competition authorities in South Africa under the terms of the South African Competition Act, No. 89 of 1998;

Master Closing is conditional upon:

(I) the obtaining of the other merger control consents or approvals which are, in the reasonable opinion of Ericsson, necessary or appropriate for the purposes of closing the Transactions in Italy, Germany, the United Kingdom and the United States;

(II) the obtaining of all other statutory or regulatory approvals and consents which are necessary or appropriate for the purposes of closing the Transactions in Italy, Germany, the United Kingdom and the United States; and

(III) Marconi and Ericsson having fulfilled their respective legal obligations to inform, consult and obtain advice from trade unions, works councils and other relevant employee representative bodies, organisations and authorities with respect to the Transactions in Italy, Germany, the United Kingdom and the United States.

Ericsson may waive any of the conditions to Master Closing (either in whole or in part) other than those listed at (a), (b), (c), (d) and (III). Where, despite the reasonable endeavours of both Marconi and Ericsson, these conditions are not satisfied by 31 March 2006, all provisions of the Memorandum of Agreement will lapse and cease to have effect. Those rights and liabilities accrued before termination will continue to subsist.

Local Closing

Agreements to effect the transfer of businesses of or shares in companies which are incorporated in a jurisdiction other than Italy, Germany, the United Kingdom and the United States will, in each case, be closed on or after Master Closing and will, subject to the provisions of the Memorandum of Agreement, be effective from 1 January 2006 (such closing to be known as ‘‘Local Closing’’). No Local Closing can take place if Master Closing does not take place. In addition, a number of Local Closings remain subject to customary closing conditions, including competition and regulatory clearances or approvals. It is currently expected that the majority of the Local Closings will take place simultaneously with the Master Closing.

Where, despite the reasonable endeavours of both Marconi and Ericsson, such conditions are not satisfied by 31 December 2006 (or, in the case of China, 31 March 2007), then the relevant Transaction will lapse and cease to have effect.

Warranties and Indemnities given by Marconi

The Memorandum of Agreement contains an acknowledgement from each of Marconi and Ericsson to the other that in entering into the Memorandum of Agreement, it has not relied on any express or implied covenant, warranty, representation, guarantee, promise, inducement, indemnity or undertaking, and save in respect of fraud will not found a claim or objection against the other in respect of such matters other than as set out in the Memorandum of Agreement or agreements entered into to effect the Transactions.

Marconi has agreed to indemnify Ericsson against any losses arising as a result of (i) liabilities which Ericsson assumes by operation of law which contractually Ericsson has not agreed to assume, and (ii) any delay or inability to obtain the release of any guarantee given by a member of the Group which transfers to Ericsson to a counterparty in respect of an obligation to be performed by Marconi or a member of the Continuing Group.

The indemnities given by Marconi are without limit in time and are not subject to a maximum amount for which it is liable. Marconi shall not, however, be liable under any indemnity to the extent that Ericsson is otherwise compensated for such loss.

IP Rights

All of the Group’s intellectual property rights will be transferred to Ericsson and various nominated subsidiaries of Ericsson other than intellectual property which relates exclusively to the business of the Continuing Group and which is being retained under the terms of the Memorandum of Agreement. At the same time, Marconi will enter into a licence agreement with Ericsson under which the Continuing Group will have the right to use certain transferred intellectual property for the purposes of operating certain aspects of its retained business on a royalty free basis.

Performance Bonds and Other Guarantees

Prior to Master Closing or, as the case may be, a Local Closing, each of Marconi and Ericsson will use its reasonable endeavours to obtain the release on Master Closing or, as the case may be, a Local Closing of Marconi and any member of the Continuing Group from certain bonds and guarantees entered into by Marconi or any member of the Continuing Group that, as a result of the Transactions, relate to an obligation arising under a commercial contract which, in accordance with the Memorandum of Agreement, is to be performed by Ericsson or an Ericsson subsidiary and to offer to the holder of such bond or guarantee a new bond or guarantee in respect of Ericsson’s or the Ericsson subsidiary’s performance from Master Closing or, as the case may be, Local Closing. Where a release cannot be obtained, and pending such release, Ericsson will indemnify Marconi or such member of the Continuing Group, as appropriate, against any losses arising through a claim under such a bond or guarantee in respect of the performance or non-performance of the relevant commercial contract by Ericsson or an Ericsson subsidiary after Master Closing or, as the case may be, a Local Closing.

The indemnities given by Ericsson will remain in force until the expiry or release of the relevant bond or guarantee.

Mutual Co-operation

Ericsson and Marconi have established a steering committee comprising three representatives from Ericsson and three representatives from Marconi to oversee the Disposal. Ericsson and Marconi have also established integration teams comprising representatives of both Ericsson and Marconi to work together to achieve the implementation of the Transactions.

Until Master Closing or, as the case may be, a Local Closing, Marconi will continue to run the businesses of the Group but has agreed to consult with the steering committee in relation to any matter which it considers to be material to its business or which is outside the ordinary course of business of Marconi or a member of the Group which may, in Marconi’s opinion, impact on a Transaction or relates to a business which is the subject of a Transaction.

Future Business Relations

Marconi and Ericsson intend to enter into a services partner agreement at Master Closing whereby Marconi and members of the Continuing Group will provide certain services to Ericsson, and/or its subsidiaries and/or the Disposed Business. Marconi and Ericsson also intend to enter into a reseller agreement at Master Closing whereby Marconi and members of the Continuing Group will purchase certain products and receive certain services from Ericsson and its subsidiaries and/or the Disposed Business.

Form of Disposal

Pursuant to the Memorandum of Agreement, the Disposal will be effected by both sales of shares and sales of assets, each as described below.

Sale of Shares

An agreement substantially in the form of the Master Share Purchase Agreement is being used to effect those Transactions which involve the sale and purchase of shares. The agreement’s provisions will achieve the transfer of shares in a relevant Group company or, as the case may be, a relevant joint venture company (a ‘‘Transferred Entity’’) from Marconi or, as the case may be, another member of the Group (the ‘‘Seller’’) to Ericsson or, as the case may be, another member of the Ericsson group (the ‘‘Purchaser’’).

In the case of a Transaction involving the sale of shares, on or prior to closing of that Transaction, Marconi has agreed to use its reasonable endeavours to repay, release, discharge or settle (i) any intra-group receivables and payables due to or from a member of the Group from or to the relevant Transferred Entity or its subsidiary undertakings, and (ii) any financial indebtedness due from a Transferred Entity or its subsidiary to any third party unless otherwise agreed between the parties. To the extent that such intragroup receivables and payables or third party financial indebtedness are not repaid, released, discharged or settled prior to closing of that Transaction, the net aggregate amount of any such outstanding indebtedness shall be taken into account in calculating the amount of the consideration.

Save for the cost of stamp duty and any other registration taxes (which will be borne by the party that is liable to pay the same under the laws of the relevant jurisdiction or, notwithstanding liability, by Ericsson where it is customary in the jurisdiction to pay the same), the Seller and Purchaser will be responsible for paying their own costs and expenses incurred in entering into and completing the transfer.

Sale of a Business

An agreement substantially in the form of the Master Asset Purchase Agreement is being used to effect those Transactions which involve the sale and purchase of a business. The agreement’s provisions will achieve the transfer of the goodwill and all of the assets of a Group business in so far as they are to be acquired under the terms of the Memorandum of Agreement (‘‘Transferred Business’’) by a Seller to a Purchaser as well as the assumption by the Purchaser of all of the liabilities of the Transferred Business in so far as they are to be acquired under the terms of the Memorandum of Agreement.

Under the terms of the agreement, the sale of a Transferred Business was effective from 1 January 2006 (except in the case of a Transaction in respect of which Local Closing has not taken place before the availability of a provisional balance sheet in accordance with the terms of the Memorandum of Agreement, in which case such sale shall be effective from 1 April 2006, 1 July 2006 or 1 October 2006 as determined by the terms of the Memorandum of Agreement) and the Seller shall be deemed to have been carrying on the Transferred Business since that date as agent for the Purchaser. Subject to the terms of the Memorandum of Agreement, the Purchaser will pay, satisfy and discharge all of the assumed liabilities outstanding on, or accrued up to and including, or which are incurred after 1 January 2006 (or 1 April 2006, 1 July 2006 or 1 October 2006 as relevant) and will have the benefit of each of the assumed assets from 1 January 2006 (or 1 April 2006, 1 July 2006 or 1 October 2006 as relevant).

The Seller and the Purchaser will use all reasonable endeavours to procure the novation or assignment of all contracts entered into or orders made before the date of closing of the Transaction in connection with the Transferred Business which remain (in whole or in part) to be performed at the date of such closing in so far as they are to be acquired under the terms of the Memorandum of Agreement.

BACKGROUND TO AND REASONS FOR DE-LISTING FROM NASDAQ, TERMINATING THE COMPANY’S ADR PROGRAM, REMOVING FROM REGISTRATION THE ORDINARY SHARES REGISTERED UNDER THE WARRANT REGISTRATION STATEMENT AND DE-REGISTERING FROM THE SEC

On 25 October 2005 the Company announced its intention to de-list from NASDAQ, terminate its ADR program, remove from registration the Ordinary Shares registered under its Warrant Registration Statement and to terminate its ongoing reporting obligation under the Securities Exchange Act.

At its request, Marconi’s listing on NASDAQ was terminated as of 31 December 2005.

The Deposit Agreement, under which the Company’s ADR program operates, was terminated on 31 December 2005. For a period of 60 days thereafter, ADR holders may surrender their ADRs to the Depositary in exchange for Ordinary Shares. Promptly after the expiration of this 60 day period, the Depositary will sell the remaining underlying Ordinary Shares in the market and distribute the proceeds (net of any fees, applicable taxes or governmental charges) to the remaining ADR holders, according to their ADR holdings, on surrender of their ADRs to the Depositary.

The Company intends to file a post-effective amendment to its Warrant Registration Statement filed with the SEC which will remove from registration those Ordinary Shares registered under the Warrant Registration Statement that are unissued. The Company expects this amendment to be effective around the end of March 2006. The effect of the post-effective amendment is that Warrantholders in the United States will not be able to exercise the Warrants they hold in exchange for Ordinary Shares. However such Warrantholders will continue to be able to sell their Warrants outside the US pursuant to Regulation S of the Securities Act.

The Company intends to file for de-registration from the SEC, which will terminate the Company’s ongoing reporting obligations under the Securities Exchange Act, in the second calendar quarter of 2006.

The Company will not be able to file for de-registration from the SEC unless and until the number of US Shareholders, whether holding directly or through nominees, is less than 300. At the Extraordinary General Meeting the Shareholders approved amendments to the Articles of Association that confer upon the Board the power to require Ordinary Shares which are held by US Shareholders to be transferred to non-US persons.

The Board is entitled to serve notices on Shareholders or other persons appearing to the Company to have an interest in any Ordinary Shares requiring them to provide information to the Company relating to the ownership of such Ordinary Shares or to show that such Ordinary Shares are not held by or for a US Shareholder. In addition, US Shareholders are required to notify the Company of all Ordinary Shares held by them. The Company maintains a register of persons whom the Board considers to be US Shareholders. Shareholders will be notified if their name has been added to, or removed from, that register of US Shareholders.

The Board may give notice to any US Shareholder requiring that he or she sell his or her Ordinary Shares to a non-US person within 21 days. If such notice is not complied with, the Company may sell or procure the sale, on behalf of such US Shareholder, of the Ordinary Shares to which the notice relates. The proceeds of such a sale will be paid to the holder of the Ordinary Shares so sold (after deduction of any costs of sale and applicable taxes) upon surrender by the holder of any share certificate in respect of such Ordinary Shares.

The Company is not currently intending to exercise the power prior to the Return of Cash. Thereafter, the Board intends, if necessary, from time to time to require Ordinary Shares to be sold under the procedures described above in order to be satisfied that, as required, the number of US Shareholders remains below 300. Subject to legal, fiduciary and regulatory requirements and costs, the Board may take account of the relative size of the holdings of US Shareholders and apply the power first to those US Shareholders with the smallest holdings of Ordinary Shares.

DEFINITIONS

The following definitions apply throughout this document unless the context otherwise requires:

“3G”	third-generation protocols in mobile telephony that support the much higher data rates needed for broadband and bandwidth-hungry applications such as full-motion video, videoconferencing and full internet access

‘‘Access Hub’’	Marconi’s Access Hub platform

‘‘Access Networks’’	Marconi’s Fixed Wireless Access, Access Hub and narrowband access product activities

‘‘Accounting Standards Board’’	a subsidiary of the Financial Reporting Council responsible for formulating Financial Reporting Standards

‘‘ADR’’	an American depositary receipt evidencing title to one or more ADSs

‘‘ADS’’	an American depositary share, representing two Ordinary Shares as of the date of this document

‘‘Articles of Association’’ or ‘‘Articles’’	the articles of association of Marconi

‘‘BT’’	British Telecommunications plc

‘‘Business Day’’	a day (other than a Saturday or Sunday or public or bank holiday) on which banks are generally open in London for normal business

‘‘Combined Code’’	the corporate governance code issued by the Financial Reporting Council

‘‘Completion’’	the date on which Master Closing takes place (expected to be on or around 23 January 2006)

‘‘Continuing Group’’	Marconi and its subsidiary undertakings, following the Disposal

‘‘Deed Poll’’	the instrument by way of a deed poll dated 16 May 2003 and executed by the Company under which the Warrants are constituted

‘‘Deposit Agreement’’	the deposit agreement, as amended, among Marconi, the Bank of New York and owners and beneficial owners of ADRs dated 31 March 2003

‘‘Depositary’’	the Bank of New York and any successor thereto in its capacity as the depositary under the Deposit Agreement

‘‘Directors’’ or ‘‘Board’’	the directors of the Company as set out in this document under the caption “Further Information on the Continuing Group—Board of Directors and Management”

‘‘Disposal’’	the disposal of the Disposed Business pursuant to the terms and conditions of the Memorandum of Agreement

‘‘Disposed Business’’	all of the Group’s telecommunications equipment and international services businesses being disposed of to Ericsson and certain of its subsidiaries pursuant to the terms and conditions of the Memorandum of Agreement

‘‘DMP’’	a distributed, narrowband access multiplexer port for delivery of V5.1/2 POTS & ISDN with a small number of broadband DSL ports. DMP has integrated SDH capability and can be configured in a ring structure to support several thousands of subscribers

‘‘DSL’’ or ‘‘Digital Subscriber Line’’	a high speed method to move data over a phone line

‘‘DWDM’’ or ‘‘Dense Wave Division Multiplexing’’	a type of multiplexing that uses up to 160 different colours (also known as lambdas or channels) to provide high-capacity bandwidth across an optical fibre network

‘‘Ericsson’’	Telefonaktiebolaget LM Ericsson (publ)

‘‘Existing Ordinary Shares’’	the ordinary shares of 25 pence each in the capital of the Company in issue at the date of this document

‘‘Extraordinary General Meeting’’ or ‘‘EGM’’	the extraordinary general meeting of the Company that was held on 21 December 2005

‘‘FRS 17’’	Financial Reporting Standard 17 as issued and amended from time to time by the Accounting Standards Board

‘‘Group’’	Marconi and its subsidiary undertakings

‘‘IAS 19’’	International Accounting Standard 19 as issued and amended from time to time by the International Accounting Standards Board

‘‘IC&M’’	Marconi’s Installation, Commissioning and Maintenance business

‘‘Impact SoftSwitch’’	Marconi’s Softswitch product

‘‘IP’’ or ‘‘Internet Protocol’’	a connectionless, best-effort packet switching protocol that offers a common layer over dissimilar networks

‘‘Listing’’	the admission of the New Ordinary Shares to the Official List becoming effective and the admission to trading of such shares on the London Stock Exchange’s market for listed securities becoming effective in accordance with the rules of the London Stock Exchange

‘‘Local Closing’’	as defined in this document under the caption “Further Information on the Principal Terms of the Disposal—Master Closing”

‘‘London Stock Exchange’’	London Stock Exchange plc

‘‘M (2003) plc’’	the company formerly known as Marconi plc that was the ultimate parent company of the Group until the effective date of the Restructuring

‘‘Marconi’’ or ‘‘Company’’	Marconi Corporation plc which is incorporated and registered in England and Wales under number 67307

‘‘Master Closing’’	as defined in this document under the caption “Further Information on the Principal Terms of the Disposal—Local Closing”

‘‘Memorandum of Agreement’’	the agreement dated 25 October 2005 between Marconi and Ericsson

‘‘Net Cash’’	the cash at bank and in hand of the Group, less bank loans, overdrafts and obligations under finance leases

‘‘New Ordinary Shares’’	the proposed new ordinary shares of 87.5 pence each in the capital of the Company resulting from the Share Consolidation

‘‘Official List’’	the official list maintained by the UKLA

‘‘Optical Networks’’	Marconi’s SDH and DWDM transmission equipment, and Marconi’s network management systems business

‘‘Ordinary Shares’’	the Existing Ordinary Shares or the New Ordinary Shares as the context may require

‘‘Restructuring’’	the financial restructuring of the Group that took effect on 22 May 2003 pursuant to Schemes of Arrangement of the Company and M (2003) plc

‘‘Return of Cash’’	the special dividend intended to be paid by the Company to Shareholders in the first quarter of 2006

‘‘SDH’’ or ‘‘Synchronous Digital Hierarchy”	a transport technology using optical signals. Using a mesh/ring network topology, SDH transmits data using a point-to-point method that ensures reliability if a link is broken

‘‘SEC’’	the United States Securities and Exchange Commission

‘‘Securities Act’’	the United States Securities Act of 1933, as amended

‘‘Securities Exchange Act’’	the United States Securities Exchange Act of 1934, as amended

‘‘ServiceOn’’	Marconi’s portfolio of carrier-class, open-standard network management products

‘‘Share Consolidation’’	the proposed consolidation of the Existing Ordinary Shares into New Ordinary Shares

‘‘Shareholder’’	a holder of Existing Ordinary Shares or New Ordinary Shares as the context may require

‘‘SoftSwitch’’	a carrier class solution that controls and manages media across IP packet switched networks (the SoftSwitch architecture consists of call agents, management servers, signalling and media gateways and firewalls, and these solutions allow for the evolution to an IMS based architecture supporting the session control layer and are based on open standards allowing new innovative multi-media applications to be rapidly delivered)

‘‘System X’’	a highly scalable, carrier class, narrowband central office voice switch. System X includes switching, access and software for class 4, 5, 4 & 5 and international services. It has been sold to 28 customers worldwide with a combined capacity for more than 40 million lines

‘‘telent’’	the Company and its subsidiary undertakings following completion and the proposed change of name

‘‘UK GAAP’’	generally accepted accounting principles applicable in the UK

‘‘UK Listing Authority’’ or ‘‘UKLA’’	the Financial Services Authority in its capacity as the competent authority for the purposes of Part VI of the UK Financial Services and Markets Act 2000, as amended

‘‘UK Pension Plan’’	the G.E.C. 1972 Pension Plan

‘‘United Kingdom’’ or ‘‘UK’’	the United Kingdom of Great Britain and Northern Ireland

‘‘United States’’ or ‘‘US’’	the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia

‘‘US GAAP’’	generally accepted accounting principles applicable in the US

‘‘US Shareholder’’	persons resident in the US who hold Ordinary Shares either directly or for whose account Ordinary Shares are held by any broker, dealer or bank (or nominee of any of these)

‘‘VAS’’	Marconi’s Value-Added Services business

‘‘Warrant’’	the rights created by the Deed Poll entitling theWarrantholders upon the valid exercise of such rights, to subscribe for Ordinary Shares on the terms and conditions set out in the Deed Poll

‘‘Warrantholder’’	a holder of one or more Warrants

‘‘Warrant Registration Statement’’	Form F-3 filed on 10 August 2004 with the SEC (file number 333-117681) under which Ordinary Shares may be issued by the Company upon exercise of Warrants as described therein

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARCONI CORPORATION PLC

Date: January 19, 2006	By:	/s/ M SKELLY

M Skelly
Company Secretary